August 17, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	RLX Technology Inc. Form 20-F for the Year Ended December 31, 2022 Filed April 21, 2023 File No. 001-39902

Attn:	Office of Manufacturing

VIA EDGAR

Dear Kyle Wiley and Jennifer Thompson:

This letter sets forth the responses of RLX Technology Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated August 4, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its responses to the Comments from the Staff regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 21, 2023 (the “2022 Annual Report”).

Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 157

1.            We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

In response to the Staff’s comment, the Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 to the 2022 Annual Report (the “Exhibit 15.4”).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, including the reports of ownership on Schedule 13G (and, where applicable, the amendments thereto) filed with the SEC (the “Public Filings”), the Company believes it had a reasonable basis to conclude that it is not controlled by a foreign government entity. In fact, the Company is controlled by Ms. Ying (Kate) Wang, who beneficially owned 51.9% of the Company with aggregated voting power of 82.6%, as of March 31, 2023, which also makes the Company a “controlled company” as defined under the NYSE Listed Company Manual. The following table sets forth certain beneficial ownership information of the Company, as previously submitted in the Exhibit 15.4:

Beneficial Owner	Beneficial Ownership	Voting Power	Note	Date
Ying (Kate) Wang	51.9%	82.6%	Ms. Ying (Kate) Wang is the Company’s co-founder, chairperson of the board of directors and chief executive officer, who is a PRC citizen not affiliated with any foreign governmental entities.	March 31, 2023
Leo Valley Holding Limited	19.7%	71.0%	Ms. Ying (Kate) Wang is the sole director of Leo Valley Holding Limited. Leo Valley Holding Limited is beneficially owned and controlled by Lion Valley Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries.	March 31, 2023
BJ BJ Limited	12.5%	4.5%	BJ BJ Limited is our vehicle of administering share incentive awards, with Ms. Ying (Kate) Wang acts the sole director. BJ BJ Limited is wholly owned by Zedra Trust Company (Cayman) Limited on behalf of and for the benefit of The Nano Trust as the trustee. Ms. Ying (Kate) Wang is the enforcer of The Nano Trust. Under the terms of the trust, Ms. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by BJ BJ Limited.	March 31, 2023
Long (David) Jiang	9.9%	3.6%	Mr. Long (David) Jiang is the Company’s co-founder and director, who is a PRC citizen not affiliated with any foreign governmental entities.	March 31, 2023
Longtian Holding Limited	9.1%	3.3%	Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.	March 31, 2023
Deep Technology Linkage Fund L.P.	6.8%	2.4%	The general partner of Deep Technology Linkage Fund L.P. is Llex Holdings Limited, a Cayman Islands exempted company, whose sole shareholder is Source Code Super Holdings Co., a Cayman Islands exempted company. Source Code Super Holdings Co. is beneficially owned by Whealth Holdings Limited, a British Virgin Islands company, which is wholly owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries.	February 14, 2023
Yilong Wen	6.7%	2.4%	Mr. Yilong Wen is the Company’s co-founder and director, who is a PRC citizen not affiliated with any foreign governmental entities.	March 31, 2023
StarryInv Holding Limited	5.9%	2.1%	Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.	March 31, 2023

Based on an examination of the Company’s register of members and the public filings made by the Company’s shareholders, no other shareholder owned more than 5% of the Company’s outstanding shares as of March 31, 2023.

In addition, since each of the Company’s consolidated subsidiaries is directly or indirectly wholly owned by the Company, the Company has relied upon the materials as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is owned or controlled by any foreign government entities.

Moreover, the Company acknowledges that Item 16I(b) requires that the Company provides disclosures for itself and its consolidated foreign operating entities, including the variable interest entity (the “VIE”). In this regard, the Company respectfully submits that, as disclosed in the 2022 Annual Report, a series of contractual arrangements were entered into between Beijing Yueke, on the one hand, and the VIE and its registered shareholders, on the other hand. Both Beijing Yueke and the VIE are controlled by Ms. Ying (Kate) Wang1. Due to such contractual arrangements, the Company is considered the primary beneficiary of the VIE for accounting purposes and consolidates the VIE’s operating results in the Company’s financial statements under U.S. GAAP to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied. Based on publicly available information and the Company’s inquiries to certain relevant shareholders of the VIE, the shareholders of the VIE are individuals not affiliated with any foreign government entities. Therefore, the Company does not consider the VIE to be owned or controlled by foreign governmental entities, or that the foreign governmental entities have a controlling financial interest in the VIE.

1 The Company disclosed the basis for the statement that Ms. Ying (Kate) Wang controls the VIE in the 2022 Annual Report: Beijing Wuxin Technology Center (Limited Partnership) and Tianjin Wuxin Technology Partnership (Limited Partnership) each holds 86.77% and 13.23% of the equity interests in the VIE, respectively. Ms. Ying (Kate) Wang and Mr. Bing Du each holds 93.635% and 6.365% of the partnership interests in Beijing Wuxin Technology Center (Limited Partnership), respectively. Ms. Ying (Kate) Wang and Mr. Bing Du each holds 1.00% and 99.00% of the partnership interests in Tianjin Wuxin Technology Partnership (Limited Partnership), respectively.

Based on the above, the Company believes it is reasonable to rely on register of members, the Public Filings, other publicly available information, and further inquiries with certain shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4.

Required disclosures under paragraph (b) of Item 16I

With respect to the disclosures required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials as set forth in submission under paragraph (a) of Item 16I discussed above, including register of members, the Public Filings and inquiries with certain shareholders as to their government ownership or support, to form the basis for the Company to draw the conclusion in its disclosure in response to paragraph (b)(2) and (b)(3) of Item 16I.

2.            In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed publicly available information and the Company’s internal records and further conducted inquiries in writing via email to the members of the board of directors of RLX Technology Inc. and its consolidated operating entities (each a “Director”, collectively “Directors”) to determine whether such Director is an official of the Chinese Communist Party. The Company has taken into consideration the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, to the extent such information is known to the Company, into its determination in connection with its disclosures under paragraph (b)(4) of Item 16I. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure. After taking the foregoing steps, each of the Directors confirmed in writing via email that she or he is not an official of the Chinese Communist Party, and nothing has come to the Company’s attention suggesting that any Director is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such Director being considered an official of the Chinese Communist Party.

Accordingly, the Company re-confirms that, as of the date of the 2022 Annual Report, none of the members of the Company’s board of directors or the board of directors of the Company’s operating entities is an official of the Chinese Communist Party.

3.            With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of the 2022 Annual Report, the then effective memorandum and articles of association of RLX Technology Inc. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter.

Please kindly note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to RLX Technology Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (+852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

RLX Technology Inc.

By:	/s/ Ying (Kate) Wang
Name: Ying (Kate) Wang
Title: Co-founder, Chairperson of the Board of Directors

cc:	Li He Davis Polk & Wardwell LLP